Exhibit 4.2.1

[translation from German]

12th Addendum to the Rental Agreement dated 23.07.2015

between

the Immofinanz Medienhafen GmbH, Von-Werth-Straße 1, 50670 Cologne, represented by its managing directors, Mr. Peter Hempel and Mrs. Julia Siegers,

- hereinafter referred to as Landlord -

and

the trivago N.V., Kesselstraße 5-7, 40221 Düsseldorf, represented by its managing director with sole power of representation, Mr. Matthias Tillmann,

- hereinafter referred to as Tenant -

1    Preamble

On July 23, 2015, Landlord and Tenant entered into a lease agreement for office and other space which Landlord had constructed on the property, Hamm district, cadastral district 40, land parcels 633, 634, 636, Kesselstraße/Holzstraße in the Media Harbor Düsseldorf. By the 1st addendum dated April 27/May 13, 2016, the parties documented the change of name and relocation of the registered office of the Landlord as well as the release of the preliminary design. The subject of the 2nd addendum dated 31.10.2016 were amendments to clause 1.5 (d) of the lease agreement. The 3rd addendum amended clause 12 of the lease agreement with regard to the letter of comfort and the security deposit. Under the 4th addendum, changes to the rental space and to the rent and to the settlement modalities for change requests of the Tenant were agreed, the handover dates were specified as well as change requests of the Tenant, special services and other costs as of December 31, 2017 were settled at the expense of the Tenant as part of a settlement comparison. In addition, the Landlord's construction target was specified and in part newly agreed. Addenda 5 to 8 document the handover of the leased property and the commencement of the lease. Addendum 9 regulates the Tenant's newly defined option rights and Addendum 10 contains the new floor space measurement and the associated adjustment of the rent. Addendum 11 regulates the cancellation of the option rights relating to the 2nd construction phase, the new version of the rental right and subletting rights.

Since 01.04.2020, the Tenant has reduced the rent by at least 50% due to various defects that have remained in dispute and also claims a rent reduction retroactively, in particular for defects that have not been remedied since the handover. For the period from 15.06.2020 to 17.08.2020, the Tenant had reduced the rent by a further 50% due to disputed defects in connection with the ceiling tiles in the rented areas. The scope of the disputed claims can be seen in the letters from Hogan Lovells listed in section 2.1. Furthermore, the Tenant requested a reduction of the leased area. Insofar as this Supplemental Agreement refers to "defects", it is clarified that the question of the defectiveness of the Leased Property has remained in dispute between the Parties also on the basis of this Supplemental Agreement.

In order to finally settle the disputed reductions and the measures to be taken by the Landlord to remedy defects, and in the interest of enabling the Tenant to reorganize its business as a result of Corona- and pandemic-related influences, a rent reduction is agreed by way of this 12th addendum. The Parties agree by way of this 12th addendum on a reduction of rent, the reduction and return of leased areas, the aquisition of leasehold improvements and other related adjustments to the lease agreement including the aforementioned addenda, in particular in regard of the conversion of the lease from a single-tenant to a multi-tenant lease.

In the interest of the smoothest possible implementation of this agreement and, in particular, the associated separation of the leased area from the other areas of the property, the Parties to the lease agreement mutually undertake to cooperate, inform and coordinate with regard to all issues arising.

2    Rent reduction

Landlord and Tenant hereby agree that due to disputed defects and to mitigate the effects of the Covid 19 pandemic, the rent payable monthly based on the Lease together with addenda was or is reduced as follows:

2.1    Rent reduction due to defects

For the period from April 1 to December 31, 2020, the rent and operating costs shall be reduced by a lump sum of € 2,575,100.65 net plus VAT due to the defects claimed by the Tenant. From 01.01.2021, the rent shall be reduced by 20% for the claimed defect with regard to the mobile phone reception and by 5% for the claimed defect with regard to the glare protection, in each case until the measures taken by the Landlord in this respect as agreed in Sections 2.1.1 and 2.2.2 have been successfully completed.

The abovementioned abatement amounts and periods shall settle any rent reductions, retentions, recoveries or claims for damages of the Tenant against the Landlord arising from the facts presented in the letters of Hogan Lovells as of 03. 04.2020, 10.06.2020, 18.06.2020, 02.07.2020, 16.07.2020, 25.09.2020 and in lines 1, 31, 98, 106, 107, 143, 144, 146, 159, 160, 163, 164, 165, 167 and 168 of the JF Minutes as of 15.12.20. The aforementioned documents are attached as Annex 1 to this Addendum.

The compensation shall not include future warranty claims of the Tenant in accordance with Clause 2.1.5 if the circumstances set out in Annex 1 do occur again. Also not included are future warranty claims of the Tenant due to other defects in the Leased Property.

Furthermore, all aforementioned claims in connection with any limited usability of a storage room in the course of construction measures in the 2nd Construction Phase shall be settled.

2.1.1    Mobile phone reception

In order to remedy the inadequate mobile communications coverage in the Leased Property complained of by the Tenant, the Landlord shall take the necessary measures to provide LTE coverage using 1800 MHz for data transmission and voice (VoLTE) exclusively in the area of the offices existing on the 5th, 4th and partly 3rd floors in areas E - F (i.e. excluding ancillary rooms and stairwells) as well as on the first floor in the area of the future common areas for the provider Telefónica at the time of conclusion of this supplementary agreement. The Landlord expects to carry out these measures until 31.07.2021, whereby the actual construction period on the 3rd - 5th floor will be approximately 4 weeks and in the remaining areas again approximately 4-8 weeks.

2.1.2    Glare shield

Analogous to the existing installations in the meeting rooms, glare protection will be created for all areas with display workstations. The Landlord will implement this measure in the leased area remaining with the Tenant, probably by April 30, 2021.

2.1.3    Server room

In order to permanently reduce the humidity in the server room to a relative humidity of less than 50% in the event of above-average humidity, Landlord will install a permanently installed condensation dehumidifier with a condensate drain with an outlet into the building's sewer lines. Landlord is expected to complete this measure by April 2021. It is clarified that the specification of the air humidity of max. 50% originates from the Tenant. The Landlord assumes the technical production of this specification, but no liability for the accuracy of this specification.

2.1.4    Implementation of the work and determination of the absence of defects

The work required for the measures listed under Sections 2.1.1 - 2.1.3 as well as necessary work on the remaining floors shall generally be carried out during normal working hours Monday - Friday. The Tenant shall keep all areas accessible in accordance with the following regulations:

Work in areas used by the Tenant shall be announced 3 working days in advance; work in areas not used by the Tenant but still rented shall be announced one working day in advance. The companies, the number of persons present, the specific intended work and its expected duration as well as the affected areas will be announced. The notification shall be made via the contact person pursuant to Section 4.9. The Tenant shall respond to the notification within one working day. If no justified objection is raised by the Tenant within the aforementioned period, the Landlord may assume that the Tenant agrees to the work, so that the Landlord may have the work carried out even without renewed notification. In the case of work that is necessary to prevent or eliminate imminent danger, notification immediately prior to the start of the work is sufficient.

If work has been announced in accordance with the above, this shall be sufficient for the respective companies until completion of the measure, but for no longer than 5 weeks, so that no further announcement by the company is required within this period.

The respective companies are also to be instructed to report to reception before entering, to name the persons present and to comply with the statutory measures and those recommended by the RKI (Robert-Koch-Institute) for protection against Covid 19 diseases. The Tenant is entitled to refuse entry to persons who have not properly registered or to persons who do not comply with the health regulations. When carrying out the work, the legitimate interests of the Tenant in the use of the rented property shall be taken into account. However, the Tenant is aware that the work will cause obstructions to office operations (in particular temporary blocking of areas, dust and drilling noise).

The Landlord shall install appropriate protective measures (in particular against dust). On the basis of the execution planning attached as Annex 2, as of 02.10.2020, the technical rooms, ancillary rooms and shafts described in Annex 2 shall be used in the leased area for permanent installation. The Landlord may deviate from the aforementioned planning when expedient. Any damage and/or soiling that may have occurred during the rectification of defects shall be removed by the Landlord, openings of ceilings, walls and/or floors shall be closed again and the Leased Property shall be visually restored to its original condition.

The Tenant shall ensure that the Landlord or its agents have access to the Leased Property within the scope of the agreed registration procedure in order to carry out the measures listed above under Sections 2.1.1 to 2.1.3 and also to remedy any defects that may occur in the future.

It is agreed between the Parties that, beyond the measures described in Sections 2.1.1 to 2.1.3 above, no defect rectification or other subsequent work by the Landlord must be carried out on the Leased Property; with the exception of work on defects which are named in the JF Protocol as at 15.12.20 and are not included in Section 2.1 and which affect the leased area remaining with the Tenant and used exclusively by it. The reduction in rent for the defects listed in Sections 2.1.1 - 2.1.3 shall end in each case when the Landlord notifies the Tenant that the defects have been remedied. If the Parties to the rental agreement do not agree on the achievement of a condition in accordance with the contract within a period of four weeks after the respective notice of absence of defects by the Landlord, both Parties shall be free to bring about a binding clarification by an expert. To this end, the Parties shall first attempt to select an independent expert by mutual agreement. If this does not succeed within one week, the Düsseldorf Chamber of Industry and Commerce shall, at the request of even one of the parties, appoint a publicly certified and sworn expert in the relevant specialist field, who shall then be commissioned to clarify the matter. The Parties shall initially each bear half of any advance payments made by the expert. The expert also decides on the bearing of his costs in accordance with Sections 91 ff. of the German Code of Civil Procedure analogously. Sections 317 et seq. of the German Civil Code remain unaffected.

If the expert determines that the defect has not been completely remedied, the right to reduce the rent shall be revived retroactively to the date of the Landlord's notification that the defect has been remedied. Thereafter, the procedure described above shall apply accordingly.

The Landlord shall carry out the defect rectification work swiftly and without undue delay. It is planned to complete the work by the expected completion date specified in each case, notwithstanding any delays due to lock-down measures to contain the Covid 19 pandemic.

2.1.5 Abatement exclusion

In addition to the reduction amounts listed in Section 2.1 above, further reductions in rent for the impairments that may occur in the course of the measures described in Sections 2.1.1 to 2.1.3 are excluded, unless the use of the entire rental object or its predominant parts becomes impossible.

Furthermore, rent reductions due to any impairments as a result of the performance of the work of area separation of the premises still used by the Tenant in accordance with the provisions of this addendum in the entire property from the returned rented areas in accordance with Section 3.1 and impairments in use resulting from the fact that the areas are separated after professional production and proper performance of the separation of the areas

(future, structurally separated condition) are excluded. Among other things, the locks, doors, access system, security systems, elevator controls, signage, power supply or meter structure and wiring will be changed or intermediate meters will be reinstalled throughout the property. Where possible, Landlord and Tenant shall work together to ensure that the lock system installed by Tenant for its leased area may be retained; such lock system may remain if it does not interfere with the general lock system in the Property and the Fire Department certifies that such lock system is safe. The required work shall generally be performed during normal working hours Monday - Friday throughout the Property; the provisions of Section 2.1.4 shall apply mutatis mutandis to access to areas not leased by Tenant. However, the Landlord shall ensure that access to the leased property is possible for the Tenant at all times and that the leased areas of the Tenant are secured against unauthorized access to the previous extent.

After conclusion of this supplement, the rent shall only be reduced, apart from the reductions expressly regulated herein, on account of the defects referred to in Section 2.1 if an expert publicly appointed and sworn by the Düsseldorf Chamber of Industry and Commerce or its successor organization confirms the existence of the defects complained of by the Tenant. The amount of the reduction shall be based exclusively on the extent of the impairment of use resulting from a confirmed defect as determined by the expert. The aforementioned clarification by an expert is not necessary if the existence of a defect and the resulting extent of the impairment of use is undisputed between the Parties to the rental agreement.

Until completion of the required separation of the returned areas in accordance with Section 3.1 from the areas still leased by the Tenant, consumption recording for heating, electricity and hot water supply is not possible. In this respect, the Tenant's right of reduction pursuant to Section 12 (1) of the German Heating Costs Ordinance shall not apply to the nonconsumption-based billing to be carried out.

The Landlord will complete the work required for the separation by an estimated date of 31.07.2021.

2.2    Irremovable deficiencies

2.2.1    Deficiencies floor

The Parties agree on the damage pattern exemplified in Annex 5 with regard to the sealed floor, in particular non-uniform brightness as well as the pores, inclusions, defects in the edge areas and on the columns, cracks and spalling as the condition of the leased property. The Tenant shall not be obliged to remedy any damage or deterioration to the floor either during the rental period or at the end thereof, unless it has culpably caused such damage or deterioration through excessive use.

2.2.2    Deficiencies ceiling

The Parties agree that the visual impairments of the ceiling (visual and mechanical defects, soiling as well as a non-uniform joint pattern) shown as examples in Annex 5 shall be deemed to be the condition of the leased property. The Landlord shall remain responsible for the durability and for ensuring that no hazards are caused from the ceiling, insofar as such impairments are not caused by the Tenant. The Tenant is not obliged to remove the visual impairments either during the rental period or at the end thereof.

2.2.3    Water damage urinals

The Parties agree that the consequential damage caused by water damage to the urinals in the men's toilets is a condition of the leased property. The Tenant is not obliged to remove the consequential damage (in particular to reseal the walls, painting and tiling work) either during the rental period or upon its termination.

2.3    Covid-19-Pandemic

To mitigate the economic impact of the Covid 19 pandemic on Tenant's business operations, the abatement amount set forth in Section 2.1 also includes a rent abatement to that extent.

It is made clear that this reduction is made as a gesture of goodwill and without acknowledgement of any legal obligation. Irrespective of the further course of the Covid 19 pandemic, the Tenant shall have no further claim against the Landlord for a reduction in rent, refusal of performance, reclaiming of rent paid or damages in this context, unless a legal provision to the contrary is created.

2.4    Back payment

The difference resulting from the comparison of the payments actually withheld by the Tenant to the reduction amounts listed under Section 2.1 for the period from 01.04.2020 - 31.12.2020 amounts to EUR 989,036.71 net plus VAT and will be included in the total balance in accordance with Section 3.3.

3    Area reduction

With effect from December 31, 2020, the Lease Agreement together with the addenda referred to in the preamble shall be terminated with respect to the areas listed in Section 3.1.

3.1    Areas to be returned

The areas to be returned are listed in Annex 3.

Furthermore, the Landlord shall be free to regulate the design, purpose, type and scope of joint use of the outdoor facilities marked in green in Annex 3 within the framework of the myhive concept.

Annex 3 takes into account that the Tenant maintains two adjacent server rooms. The Landlord will check by 31.01.2021 at the latest whether this is possible with regard to the future use of the property. If it becomes apparent that the outcome of this review will be negative, the Landlord and Tenant shall jointly work out a solution by 31.01.2021 that both enables the future use of the property and ensures the redundancy of the supply of server rooms required for the Tenant.

The Landlord has permitted the Tenant to sublet space on the ground floor. The Tenant has made use of this subletting right and sublet a partial area to aifora GmbH. The tenancy was terminated by the Tenant in due time as of 31.12.2020 and aifora GmbH was offered a replacement space on the 3rd floor, area F. The Landlord hereby declares its consent to this subletting.

It is clarified that the Tenant's sole right of use of the first floor areas identified in light green, blue and gray in Annex 3 or in the areas resulting from the designation in the Annex (Reception Area, Barista Bar, Cinema, Mail Room, Gym, Meeting Rooms (except Room Düsseldorf), etc.) will be replaced by a right of the Tenant to share with other tenants in the Property. In the future, these areas will be considered common areas. Accordingly, the Landlord will redesign the reception area to suit its use as a multi-tenant building. In doing so, the Tenant will be given the opportunity to present itself through its logo in a manner consistent with its role as a major tenant in the property. The Landlord and Tenant will agree on the specific design. The Tenant shall remove the currently existing logos inside in common areas as well as on the facade above the main entrance by April 30, 2021. The Tenant is free to set up its own reception in its exclusive rental space.

The video wall, mail room, meeting rooms on the first floor (marked in blue in Annex 3, except for the Düsseldorf room), gym and cinema are also subject to joint use by all tenants in the property. The Landlord shall be free to regulate the type and scope of joint use within the framework of the myhive concept, whereby the Gym may only be used by the Tenant and other tenants of the leased areas shown in Annex 3 (formerly the 1st construction section), and to redefine the purpose of use for the Cinema at its reasonable discretion. The joint use of the areas marked in gray and blue in Annex 3 shall be subject to settlement via the operating cost allocation.

The Landlord shall also take over the 2 leasing contracts for hand dryers concluded by the Tenant with Dyson GmbH dated 31.08.2018. If Dyson GmbH does not agree to this takeover of contracts, the Landlord and the Tenant shall treat themselves as if the transfer had taken place. The Tenant undertakes to hand over the relevant signed contracts to the Landlord by 31.01.2021 at the latest.

It is hereby clarified that the Landlord shall not assume any contracts concluded by the Tenant with respect to the Leased Property, unless expressly provided otherwise in this Supplemental Agreement.

It is clarified that the Landlord does not take over the management contract concluded between the Tenant and Food-Affairs GmbH ("Food Affairs") for the canteen and the barista bar with a term until 31.5.2023 and that it is thus solely the Tenant's responsibility to terminate this contract.

The Parties shall enter into discussions with Food Affairs on the conclusion of a new agreement of the Landlord with Food Affairs, terminating the existing contractual relationship. Under a new agreement to be concluded with Food Affairs or another canteen operator and operator of the barista bar ("new canteen operator") and the Landlord, the Tenant's employees shall be entitled to continue to use the canteen and barista bar in the Property, but without this entailing any claim to specific availability or usage times. Rather, the right of use exists solely within the limits of the actually available capacities as a right of joint use. The Landlord shall be entitled to issue rules of use for the canteen which are binding for all users. The Tenant is entitled to conclude discount and subsidy agreements with the new canteen operator for its employees.

Until termination of the existing agreement, the tenant shall continue to operate the canteen and barista bar. In deviation from the rental agreement, a monthly rent of 15% of the sales generated in the canteen per month, but at least €5/m2 (flat rate including ancillary costs), is agreed for the canteen area. When calculating the relevant net sales, employee discounts or subsidies shall be deducted, i.e. the unreduced charges shall be taken as a basis. At the Landlord's request, the Tenant shall disclose all information (in particular the number of meals and beverages; respective prices) required to determine the turnover rent. No rent or increased operating costs shall be owed for the Barista Bar space (except for the general allocation of such space to all tenants). Until the termination of the existing agreement, the tenant shall allow the use of the canteen for all tenants of the myhive Medienhafen within the framework of the statutory and other public-law provisions. In any case, he undertakes to keep the canteen open on weekdays between 11:30 a.m. and 2:00 p.m. for all tenants of myhive Medienhafen within the framework of the statutory provisions (obligation to operate), provided that the occupancy rate of the building exceeds 100 persons/day. Likewise, he undertakes to keep the Barista Bar open on workdays for all tenants of the former 1st construction phase within the framework of the statutory provisions. In addition, the cantine shall be made available to the public during operating hours, but no more than 11:30 a.m. - 2:00 p.m. on operating days, provided that tenants in myhive Medienhafen are not adversely affected thereby. If no agreement is reached on the new conclusion of the contract with Food Affairs, the tenant shall terminate the existing contract as of May 31, 2023 and the Landlord shall conclude a contract with a new canteen operator. Upon termination of the contract with Food Affairs, the Tenant shall have fulfilled its obligation to vacate the space used by Food Affairs.

It is clarified that the lease agreement together with the addenda mentioned in the preamble continues to exist with regard to the remaining areas of the leased property in accordance with the provisions of this addendum agreement.

3.2    Return

The Tenant is obliged to leave all technical installations made by it in the areas listed in Section 3.1 in their entirety. The Landlord may remove or modify any remaining technical installations in the aforementioned areas without further agreement unless expressly agreed otherwise between the Tenant and the Landlord. In particular, the Landlord shall be entitled to dispose of the entire remaining IT network in those areas that do not remain exclusively with the Tenant. The Tenant shall be obliged to hand over to the Landlord complete maintenance records by 31.01.2021 at the latest for all systems and equipment requiring maintenance in accordance with the recognized rules of technology, which were subject to the Landlord's maintenance obligation in accordance with the Lease Agreement and any addenda thereto. This includes, in particular, proof of flushing to prevent the formation of dead water in pipes and installations. Confirmations/documentation must also be handed over by 31.01.2021 that the items of equipment with electrical connections to be taken over by the lessor all comply with DGUV 3.

Finally, the Tenant shall hand over to the Landlord by 31.01.2021 all documentation required for the further operation of the equipment/fixtures to be taken over.

The leased areas listed under Section 3.1 shall be inspected jointly by representatives of the Tenant and the Landlord by 31.01.2021 at the latest. A return protocol shall be drawn up in which all work still to be carried out by the Tenant in these areas shall be conclusively recorded. The return of the areas shall be cleared and broom-clean. Deconstruction and cosmetic repairs are not owed, unless fixtures, equipment, installations or similar carried out by the Tenant do not comply with the prescribed safety requirements. Unless otherwise stated in the return protocol, the Tenant shall not carry out any further deconstruction or clearance work or other work in these areas. Accordingly, all fixtures and fittings of the common areas, kitchen and offices not listed in the handover protocol shall remain in the rented areas and they shall become the property of the Landlord. The aforementioned items and fixtures are listed in detail in Annex 4. The Tenant shall be liable for the transfer of ownership free of encumbrances. Insofar as defects, which were not already recognizable during the inspections and inspections by the Landlord, are documented in the return protocol on the facilities to be taken over, etc., these shall be eliminated or financially compensated at the Landlord's discretion. In all other respects, any warranty is excluded. In particular, insofar as the Tenant had already given notice of defects in the areas subject to return before signing this supplement (in particular ceilings, floors, WC facilities), such defects shall not be subject to rectification by the Tenant.

The Tenant shall submit meaningful documentation of all installation work carried out by it in the Leased Property (rented and leased-out areas), in particular rewiring, by 31.01.2021 at the latest. It is clarified that the tenant alone is responsible for ensuring that this installation work has been carried out properly. The Tenant shall reimburse the Landlord for the cost of repairing any damage caused thereby. The documentation shall also include the server room used by the Tenant together with the relevant supply shaft. Tenant shall ensure that Landlord also has access to all shafts located in Tenant's leased area for the purpose of separating the leased areas, related adaptation work or carrying out maintenance/defect rectification measures.

It shall be the responsibility of Tenant, in consultation with Landlord, to separate its cabling/installations from those in the areas listed in Section 3.1. After the return of these areas, Landlord alone shall use existing cabling there. This use may not be impaired by Tenant's facilities.

Insofar as changes to Annexes 4 and 5 to the Lease Agreement result from the construction measures to be carried out within the scope of the Separation, the Parties undertake to record such changes in an addendum in conformity with the written form.

3.3    Compensation for the reduction in space and the remaining fixtures/installations, etc.

In accordance with Section 7.3 of the lease agreement, the Landlord and the Tenant agree on a compensation payment by the Tenant for the early partial termination of the lease agreement in the amount of € 6,660,763.28 net plus VAT and from May 31, 2023 (after return of the canteen) in the amount of a further € 2,267,476.59 net plus VAT.

On the other hand, the Landlord shall owe the following amounts in compensation for the equipment and fixtures remaining in the areas to be returned:

Fixtures/Installations common areas:     1.370.955,49 €
Office furniture    346.934,18 €
Fixtures in office space     1.724.837,00 €
Tenant special requests     4.113.276,44 €

(above amounts are net plus VAT)

The Landlord's claim from the rent difference pursuant to Section 2.4, the Tenant's credit balance from the 2018 service charge settlement in the provisional amount of EUR 323,760.69 and the 2019 service charge settlement in the provisional amount of EUR 221. 778.70 EUR, the compensation amounts to be paid by the Landlord pursuant to paragraph 2 of this Section, the outstanding invoice for the overhead allocation for the Tenant's special requests in the net amount of 70,920.83 € dated 22.08.2019 and the Tenant's compensation payment pursuant to paragraph 1 of this Section in the amount of 6,660,763.28 € shall be calculated by way of an overall balancing. The resulting balance (taking into account the rent difference from clause 2.4) provisionally amounts to EUR 380,821.68 plus VAT in favor of the Tenant and shall be settled by February 15, 2021 at the latest. The Parties to the lease agreement shall endeavor to determine the credit balances from the 2018 and 2019 operating cost accounts by mutual agreement by January 31, 2021 at the latest. Any agreement and settlement with regard to the service charge accounts for 2018 and 2019 shall be made without acknowledgement of a legal obligation and without prejudice to further settlements.

The Tenant shall submit to the Landlord by January 31, 2021, the Schedule of Fixed Assets and the Schedule of Fixed Assets for the fixtures/installations to be taken over.

The Landlord reserves the right to review the value of the fixtures/installations to be taken over by him by January 31, 2021 and to adjust the aforementioned amounts. In this context, the compensation payment in the amount of €6,660,763.28 shall constitute the lower limit of the transfer payments. If the Parties do not agree on a possible correction of the compensation amounts, a publicly appointed and sworn expert shall make a binding decision on this matter, whereby the aforementioned lower limit shall also apply to the expert's decision.

After the return of the canteen space as of May 31, 2023, the Tenant shall have a claim against the Landlord for a compensation payment for the equipment/installations in the kitchen area in the amount of € 2,572,236.76 net plus VAT less the depreciation accruing thereon for the period from January 1, 2021 to May 31, 2023 and less any reductions due to any defects in the equipment/installations. This claim shall be netted with the Landlord's claim to a compensation payment pursuant to subsection 1 of this Section in the amount of € 2,267,476.59 net plus VAT. In this respect, too, the provisions of the above paragraph shall apply mutatis mutandis to any correction of the relief amount.

All payments shall be made only against properly issued invoices.

3.4    Right to rent

With regard to Section 2.4 of the 11th addendum, it is clarified that the rental right regulated therein shall no longer apply. In addition, the Parties agree that the Tenant shall only have a corresponding right to lease the leased space pursuant to Section 3.1 of this Addendum as of September 1, 2023.

4    Other changes to the rental agreement

The following changes to the lease agreement also result from the reduction in space and the associated partial cancellation of the lease agreement:

4.1    Recalculation of the rent

The monthly rent (net cold rent) listed in Section 8.1 of the lease agreement shall be composed as follows as of January 1, 2021:

Rental space	area in sqm	rent/m² (StP)

Office 3.floor -5.floor	10.326,44	21,00	216.855,24
Meeting room ground floor 00.316.G	89,62	20,00	1.792,40
Bearing (deduction 21m² considered)	493,75	8,00	3.950,00
Server room	129,98	8,00	1.039,84
Terrace	1.517,69	7,25	11.003,25
Roof	4.055,85	2,00	8.092,50
Special area	299,20	17,00	5.086,40
Gastronomy	2.626,57	5,00	13.132,85
General areas (pro rata)	1.608,33	20,00	32.166,60

Subtotal	21.147,43	13,86	293.119,08

Pitches	111,00	150,00	16.650,00

Total			309.769,08

In addition to the rent, the Tenant shall bear the operating and ancillary costs in accordance with the contract and addenda, whereby in addition to the exclusively used rental space listed, the proportionate common areas shown above shall be deemed to be part of the rental space. For the office and special areas in accordance with the above subtotal, the Tenant shall make monthly advance payments for ancillary costs in the current amount of € 3.70/m² together with the monthly rent to be paid. This amount will be re-estimated after the building has been separated.

For the guarding of the building by security personnel on site, a maximum amount of EUR 150,000 net per year based on the previous leased property may be charged to the Tenant in accordance with the leased area via the ancillary costs, but no more than the pro rata amount actually incurred, whereby cost increases from the year 2022 onwards may be taken into account within the scope of indexation.

It is clarified that the installations listed in Annex 6 to the lease agreement lit. b) are common installations within the meaning of the lease agreement. This also applies to the heating and cooling ceiling.

4.2    Lapse of special right of termination

The Tenant's special right of termination pursuant to Section 7.3 of the Lease Agreement shall be limited to the space still rented on the 3rd floor after the Tenant has returned the space. Otherwise, the provisions on the special right of termination shall remain unaffected.

4.3    Management of the property

The Tenant shall continue to assume responsibility for safety (of the common and outdoor areas), building security and operation of the reception until May 30, 2021. In all other respects, the assumption of the management of the property (in particular the conclusion of supply, work and service contracts) by the Tenant as provided for in Section 10.1 (d) shall be cancelled. It is the responsibility of the Tenant to terminate any contracts concluded in this connection. The only exception is the power supply for the e-charging spaces in the underground car park, which will continue to be provided by the Tenant.

Insofar as the Tenant is obligated to carry out maintenance of systems/equipment of the leased property, the performance shall be proven to the Landlord upon the latter's request.

4.4    Rental security

The rental collateral available to the Landlord pursuant to Section 12.1 of the Lease Agreement shall be exchanged concurrently for the handover to the Landlord of an unlimited rental collateral in the amount of € 1,350,517.66 that meets the same requirements as those of the main lease agreement.

4.5    Tenant easement

The Tenant shall be obliged to submit a deletion permit for the easement registered on the basis of Section 23.1 of the Lease in an enforceable form by February 15, 2021 at the latest.

4.6    Competition protection

The protection against competition pursuant to Section 2.3 of the Lease Agreement no longer extends to Google LLC and companies affiliated with it as defined in Section 15 of the German Stock Corporation Act and otherwise remains unchanged.

It is clarified that with regard to the neighboring property myhive (formerly: 2nd construction phase) any protection against competition is excluded.

4.7    General safety obligation

Notwithstanding the provision under Section 4.3, it is clarified with regard to Section 14 of the Lease that the Tenant's duty to ensure general safety (May 31, 2021) only extends to the exclusive rental areas still rented by the Tenant after the lease has been terminated in accordance with Section 3.1. In contrast, the Landlord is responsible for general safety in the common areas and in the outdoor area, i.e. in particular for the performance of the obligation to clear and grit. The duty to ensure general safety within the scope of the defect rectification and separation measures to be carried out and to ensure compliance with the statutory safety regulations applicable in this respect on a construction site shall be incumbent on the Landlord.

4.8    Locking system

In the course of the necessary separation of the leased areas still used by the Tenant after the return of the space in accordance with Section 3.2 from the other areas to be leased to third parties, it will be necessary to install a new locking system/access control system. This work will be carried out by the Landlord. The Tenant accepts the accompanying replacement of locks/keys/access cards. The measures are expected to be carried out throughout the building in the 8th to 14th week of 2021.

Any licenses, authorizations, etc. for the existing key management system (for example, ordering authorization for duplicate keys) shall be transferred to the Landlord upon return of the spaces in accordance with Section 3.2.

4.9    Contact person

As of 31.01.2021, the Tenant shall appoint a responsible contact person for the Landlord together with a representative. The contact person shall be responsible for all questions concerning the structural/technical condition of the leased property, the implementation of measures for the removal of defects, maintenance or improvement and for the coordination of any property inspections/inspection appointments. As a rule - i.e. if there are no special requirements in the individual case - inquiries or notifications of appointments by the Landlord shall be processed within a response time of one working day, with the exception of inquiries and notifications of appointments received from 2 p.m. on Fridays up to and including the weekend. If the Tenant does not respond in time (the Landlord may assume that the Tenant agrees with the requested/announced measure and implement it; Section 2.1.4 remains unaffected.

5        Continuation clause

Insofar as this 12th Addendum does not contain any deviating provisions, all provisions of the Lease Agreement dated July 23, 2015 and Addenda 1 through 11 shall continue to apply unchanged in accordance with the title line and preamble.

6        Conditions precedent

The effectiveness of this agreement is subject to the following conditions precedent:
–Approval of this agreement by the banks financing the landlord
–Consent of the management moard of Immofinanz AG to this agreement
–Approval of the supervisory board of the Tenant to this agreement.

The Landlord and the Tenant shall inform each other without undue delay of the granting or the lapsing of the agreements affecting them. Upon occurrence of the conditions, these shall have retroactive effect as of 01.01.2021. Prior to the occurrence of the conditions, the rent shall be provisionally established as of 01.01.21 in accordance with Section 4.1. If these conditions precedent are not all in place by 31.01.2021 at the latest, they shall be deemed to have finally failed with the consequence that this Agreement shall then have no effect.

6        Final provisions

The existence of this supplementary agreement shall not be affected by the invalidity of individual provisions or by regulatory gaps. An invalid provision or a loophole shall be replaced or filled by a valid provision which corresponds to the sense and purpose of the omitted provision or the remaining provisions.

Oral agreements or arrangements of any kind concerning the rental relationship or the rental object must be made in writing to be effective, unless a deviating intention of the contracting Parties has been clearly expressed. The same shall apply to amendments or supplements as well as the cancellation of the rental agreement including addenda or the written form requirement itself. The waiver of the above provisions must be declared in writing. The same applies to all declarations which, according to the statement of the present contract, must be made in writing.

Annex directory:

Annex 1    Letter regarding deficiencies and JF protocol of 15.12.2020
Annex 2    Implementation planning mobile reception
Annex 3    Areas to be returend
Annex 4    Remaining objects and fixtures
Annex 5:     Deficiencies floor, ceiling

Cologne, 12/31/2020 12/31/2020        Düsseldorf, 12/31/2020

/s/ Peter Hempel /s/ Julia Siegers        /s/ Matthias Tillmann
Immofinanz Medienhafen GmbH         trivago N.V
Peter Hempel    Julia Siegers            Matthias Tillmann